United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale S.A. Praia de Botafogo, 186, 19th floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 1 of 2 Rio de Janeiro, March 4, 2026. To Brazilian Securities and Exchange Commission – CVM Superintendence of Company Relations Company Monitoring Management 2 Attn.: Guilherme Rocha Lopes Gerente Moises Washington de Oliveira Inspetor Federal do Mercado de Capitais C/C: Superintendência de Listagem e Supervisão de Emissores da B3 S.A. – Brasil, Bolsa, Balcão E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br; diane.freo@b3.com.br Subject: Request for Clarifications Regarding News Published in the Media - Official Letter No. 43/2026/CVM/SEP/GEA-2, dated 03/03/2026 (“Official Letter”) Dear Sirs, In response to the Official Letter attached hereto, Vale S.A. (“Vale” or “Company”) provides the following clarifications regarding the news article published on the InfoMoney website on March 3, 2026, titled “Vale Base Metals seeks to be ready for a potential IPO by mid-year, says CEO”, which states: (Bloomberg) – Vale Base Metals is working to prepare its extensive nickel and copper business for a possible initial public offering (IPO) by mid-year, earlier than previously indicated. The task of reducing costs, lowering capital intensity, and accelerating project development is advancing faster than expected, said Shaun Usmar, CEO of Vale Base Metals, to BNN Bloomberg Television. In June, he had said that the target to have the unit of the Brazilian mining company Vale (VALE3) ready for a potential IPO was 2027. ‘The idea is to prepare the company for an IPO for our shareholders, which we intend to do around mid-year,’ Usmar said in an interview on Tuesday (3), during the Prospectors & Developers Association of Canada conference in Toronto. ‘It is an atypical period, and I believe our business is performing well. But we are not the owners, and our job is to provide options.’ The veteran mining executive was tasked with restructuring the industrial metals business, which had previously faced challenges. Last month, Vale Base Metals agreed to sell most of its stake in a Canadian nickel venture, focusing on doubling copper production over the next decade. Copper prices, a key material in the energy transition, rose about 36% over the past year, four times more than nickel. We clarify, initially, that Vale has been implementing a series of operational and strategic initiatives aimed at reviewing the assets of its subsidiary Vale Base Metals (“VBM”), with the objective of strengthening the competitiveness of VBM’s global mining portfolio and positioning its operations for long-term value creation. Among these initiatives, as disclosed by Vale in the Press Release on February 19, 2026, VBM signed an agreement with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc. to create a new consortium for the Thompson nickel belt in Manitoba. On December 2, 2025, the Company also announced the execution of an agreement between VBM and Glencore Canada to jointly assess a potential copper development project in an area already explored, located on their adjacent properties in the Sudbury Basin. Vale S.A. Praia de Botafogo, 186, 19th floor, Botafogo 22.250-145 Rio de Janeiro RJ Brazil www.vale.com vale.ri@vale.com Page 2 of 2 As previously indicated by Vale, the value capture from these and other initiatives related to VBM’s asset portfolio and ongoing operational projects would allow VBM to be better prepared for a potential capital markets transaction involving its capital structure. In this context, the CEO of VBM expressed the intention to achieve the results of these initiatives earlier than expected, at which point VBM’s shareholders will be able to make a decision regarding any potential transaction. Nevertheless, we clarify that, as of this date, there are no ongoing studies nor any decision by Vale’s or VBM’s management regarding a potential offering. We remain at your disposal for any further information or clarification that may be necessary. Sincerely, Marcelo Feriozzi Bacci Executive Vice President of Finance and Investor Relations SECURITIES AND EXCHANGE COMMISSION OF BRAZIL (CVM) Rua Sete de Setembro, 111, 2nd–5th and 23rd–34th Floors, Centro, Rio de Janeiro/RJ – ZIP Code: 20050-901 – Brazil – Tel.: +55 (21) 3554-8686 Rua Cincinato Braga, 340, 2nd, 3rd and 4th Floors, Bela Vista, São Paulo/SP – ZIP Code: 01333-010 – Brazil – Tel.: +55 (11) 2146-2000 SCN Q.02 – Block A – Corporate Financial Center Building, Room 404/4th Floor, Brasília/DF – ZIP Code: 70712-900 – Brazil – Tel.: +55 (61) 3327-2030/2031 www.cvm.gov.br Official Letter No. 43/2026/CVM/SEP/GEA-2 Rio de Janeiro, March 3, 2026. To, Mr. Marcelo Feriozzi Bacci Investor Relations Officer VALE S.A. E-mail: dri.vale.sa@vale.com C/C: Listing and Issuer Supervision Department of B3 S.A. – Brasil, Bolsa, Balcão E-mails: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br; diane.freo@b3.com.br Subject: Request for clarifications regarding news reported in the media. Dear Sir, 1. We refer to the news published on the InfoMoney newspaper website on the worldwide web on March 3, 2026, entitled “Vale Base Metals seeks to be ready for a possible IPO by mid-year, says CEO”, with the following content: (Bloomberg) – Vale Base Metals is working to prepare its extensive nickel and copper business for a possible initial public offering (IPO) by mid-year, earlier than previously indicated. The task of reducing costs, lowering capital intensity and accelerating project development is progressing at a faster pace than expected, said Shaun Usmar, CEO of Vale Base Metals, to BNN Bloomberg Television. In June, he had stated that the target to have the Brazilian miner Vale’s (VALE3) unit ready for a possible IPO was 2027. “The idea is to prepare the company for an IPO for our shareholders, which we intend to do around mid-year,” Usmar said in an interview on Tuesday (3), during the Prospectors and Developers Association of Canada conference in Toronto. “It is an unusual period and I believe our business is performing well. But we are not the owners and our job is to offer options.” The veteran mining industry executive was tasked with restructuring the industrial metals business, which had previously faced difficulties. Last month, Vale Base Metals agreed to sell most of its stake in a Canadian nickel venture, focusing on doubling copper production over the next decade. Copper prices, a key material in the energy transition, have risen by approximately 36% over the past year, four times more than nickel. 2. With regard to the content of the news, especially the highlighted excerpts, we request Your Excellency’s statement as to the accuracy of the information provided in the news article and, if confirmed, we request additional clarifications on the matter, as well as information on the reasons why it was understood that the matter does not constitute a Material Fact, pursuant to CVM Resolution No. 44/21. 3. It should also be informed in which documents already filed with the Empresas.NET System information on the matter can be found. 4. Such statement shall include a copy of this Official Letter and be submitted through the Empresas.NET System, under the category “Market Announcement”, type “Clarifications regarding inquiries from CVM/B3”. Compliance with this request for a statement through a Market Announcement does not exempt a potential investigation of liability for failure to timely disclose a Material Fact, pursuant to CVM Resolution No. 44/21. 5. We emphasize that, pursuant to Article 3 of CVM Resolution No. 44/21, it is incumbent upon the Investor Relations Officer to disclose and communicate to CVM and, if applicable, to the stock exchange and organized over-the-counter market entity in which the company’s securities are admitted to trading, any act or material fact occurred or related to its business, as well as to ensure its broad and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading. 6. We also recall the obligation set forth in the sole paragraph of Article 4 of CVM Resolution No. 44/21, to inquire of the company’s officers and controlling shareholders, as well as all other persons with access to acts or material facts, for the purpose of determining whether they are aware of information that should be disclosed to the market. 7. Pursuant to the sole paragraph of Article 6 of CVM Resolution No. 44/21, it is the duty of the controlling shareholders or officers of a publicly held company, directly or through the Investor Relations Officer, to immediately disclose any act or material fact pending disclosure, in the event that the information escapes control or if there is an atypical fluctuation in the quotation, price or trading volume of the publicly held company’s securities or securities referenced thereto. Thus, in the event of a leak of material information (for example, its disclosure through a press outlet), the Material Fact must be disclosed, regardless of whether or not the information originated from statements by representatives of the Company. 8. As instructed by Circular Letter/Annual-2026-CVM/SEP, CVM has understood that, in the event of information leakage or atypical fluctuations in the issuer’s securities, the material fact must be immediately disclosed, even if the information refers to transactions under negotiation (not concluded), initial discussions, feasibility studies or even the mere intention to carry out the transaction (see judgments of CVM Proceeding No. RJ2006/5928 and PAS CVM No. 24/05). 9. We also highlight that Article 8 of CVM Resolution No. 44/21 provides that controlling shareholders, officers, members of the board of directors, the fiscal council, and any bodies with technical or advisory functions created by statutory provision, as well as company employees, must maintain confidentiality of information relating to acts or material facts to which they have privileged access due to their position or role, until its disclosure to the market, and must ensure that subordinates and trusted third parties do the same, being jointly liable with them in the event of non-compliance. 10. By order of the Superintendence of Corporate Relations, we warn that this administrative authority may, in the exercise of its legal powers and based on item II of Article 9 of Law No. 6,385/76 and Article 7, in conjunction with Article 8 of CVM Resolution No. 47/21, determine the application of a daily fine, without prejudice to other administrative sanctions, in the amount of BRL 1,000.00 (one thousand reais), for failure to comply with the requirements set forth herein, until March 4, 2026. Sincerely, Electronically signed document by Guilherme Rocha Lopes, Manager, on 03/03/2026, at 19:26, pursuant to Article 6 of Decree No. 8,539, dated October 8, 2015. Electronically signed document by Moises Washington de Oliveira, Federal Capital Markets Inspector, on 03/03/2026, at 19:38, pursuant to Article 6 of Decree No. 8,539, dated October 8, 2015. This document's authenticity can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 2604802 and the "Código CRC" CED8534C. Reference: Proceeding nº 19957.000826/2026-45 Document SEI nº 2604802

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: March 4, 2026		Director of Investor Relations